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                                     Filed by:  Circle International Group, Inc.
                       Pursuant to Rule 425 under the Securities Act of 1933 and
                                        deemed filed pursuant to Rules 14a-12 of
                                             the Securities Exchange Act of 1934

                              Subject Company:  Circle International Group, Inc.
                                                    Commission File No.:  0-8664

                                                     Subject Company:  EGL, Inc.
                                                    Commission File No.: 0-27288

PRESS RELEASE



     [CIRCLE LOGO APPEARS HERE]
                                           Circle International Group, Inc.
                                                    World Headquarters
                                                   260 Townsend Street
                                           San Francisco, California 94107

                                            Investor Contact: Janice Kerti
                                              Senior Vice President & CFO
                                                     415.978.0783
                                          News Media Contact: Gary N. Frantz
                                          Director, Corporate Communications
                                                     415.978.0650

                                                                    NEWS RELEASE
================================================================================

        CIRCLE INTERNATIONAL GROUP, INC. REPORTS SECOND QUARTER RESULTS,
                  NET INCOME INCREASES 35 PERCENT OVER 2Q 1999


SAN FRANCISCO, CALIF. - AUGUST 3, 2000 - Circle International Group, Inc. (NASDAQ: CRCL) today reported net income for the second quarter ended June 30, 2000 of $6.5 million, or $.37 per diluted share, an increase of 35 percent compared to 1999 second quarter net income of $4.8 million, or $.28 per diluted share.

         Income from operations for the second quarter was up 66 percent to $9.5 million compared to the second quarter of 1999 operating income of $5.7 million. Results benefited from the absence of Y2K expenses.

         Revenues for the second quarter were $237.0 million, up 21 percent compared to 1999 second quarter revenues of $195.2 million. Net revenues, which represent revenues less purchased transportation costs, rose 12 percent to $91.1 million from $81.5 million in the previous year's second quarter.

         "The company achieved strong revenue growth across its principal services reflecting additional opportunities from outsourcing and globalization trends," commented Peter Gibert, chairman and CEO. "Results from North America, our largest market, were particularly encouraging with net revenues up 12 percent and operating income increasing 24 percent."




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         In both the Europe/Middle East and Asia-Pacific regions, net revenues rose 13 percent over the second quarter of 1999.

         Net revenue margins for the second quarter of 2000 were lower than those in the previous year's quarter due to higher transportation costs from carrier rate increases. The company continued to assess a fuel surcharge during the quarter, which helped recover some of the increased fuel costs from transportation providers.

         Total other income, net, for the second quarter of 2000, was lower than the same period last year, due in part to Circle's Taiwan business unit being fully consolidated instead of being reported as an affiliate. Interest expense increased and interest income was lower in the quarter from higher capital expenditures and increased working capital demands. Last year, total other income for the second quarter benefited from a gain on the sale of a perishables business.

         For the six months ended June 30, 2000, net income was $9.7 million, or $.55 per share, up from $6.7 million, or $.39 per share in the comparable period of 1999. Operating income for the six-month period was $14.1 million, an increase of 77 percent compared to $8.0 million for the first six months of 1999. Half-year results benefited from the absence of Y2K expenses and were adversely impacted by margin pressures. Revenue for the first half of 2000 was up 20 percent to $453.2 million, compared to six-month revenues of $378.1 million in the comparable period of 1999. Net revenues increased 12 percent to $175.8 million, compared with $157.6 million in the first six months of last year.

         On July 3, 2000, Circle International Group, Inc. and EGL, Inc. (NASDAQ: EAGL) announced a strategic merger. The transaction will combine the domestically strong Eagle with the internationally focused Circle, both of which are non-asset based freight forwarders and logistics providers. The combination is expected to create a completely new paradigm in the global logistics and transportation services marketplace.

         "We are most encouraged with our solid double-digit growth, which demonstrates not only our progress securing additional business from existing clients, but also our continued success bringing new clients into Circle," noted Gibert.
         "Circle associates are doing a wonderful job focusing on the needs of our customers," he said. "As we proceed toward completing the merger with Eagle this fall, we look ahead with excitement and enthusiasm to the next chapter of our long and proud history of delivering the highest quality service to our customers, and increasing value to our shareholders."

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ABOUT CIRCLE: HEADQUARTERED IN SAN FRANCISCO, CIRCLE INTERNATIONAL GROUP, INC.
(NASDAQ: CRCL) IS A GLOBAL LOGISTICS SOLUTIONS COMPANY. FOUNDED IN 1898, CIRCLE TODAY HAS MORE THAN 4,900 EMPLOYEES, WITH OVER 300


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OFFICES IN 100 COUNTRIES. WITH ANNUAL REVENUES OF OVER $800 MILLION, CIRCLE
PROVIDES INTEGRATED SERVICES INCLUDING MULTI-MODAL AIR AND OCEAN FREIGHT FORWARDING, CUSTOMS BROKERAGE, MATERIALS MANAGEMENT, WAREHOUSING, DISTRIBUTION AND FULFILLMENT, TRADE FACILITATION AND PROCUREMENT, AND LOGISTICS AND SUPPLY CHAIN MANAGEMENT. ADDITIONAL NEWS AND INFORMATION ABOUT CIRCLE CAN BE FOUND AT www.circleintl.com.

EXCEPT FOR HISTORICAL INFORMATION CONTAINED HEREIN, THE MATTERS SET FORTH IN THIS RELEASE ARE FORWARD-LOOKING STATEMENTS THAT ARE DEPENDENT ON CERTAIN RISKS AND UNCERTAINTIES, INCLUDING, BUT NOT LIMITED TO, SUCH FACTORS AS DEPENDENCE ON INTERNATIONAL TRADE AND WORLDWIDE ECONOMIC CONDITIONS, SEVERE ECONOMIC CONDITIONS IN CERTAIN REGIONS SERVICED BY THE COMPANY, MARKET DEMAND, PRICING RISKS ASSOCIATED WITH OPERATIONS OUTSIDE THE U.S., CURRENCY FLUCTUATIONS, COMPETITIVE PRESSURES, IMBALANCES OF CAPACITY AND DEMAND IN CERTAIN TRADE LANES AND SERVICE AREAS, THE COMPANY'S ABILITY TO INTEGRATE SUCCESSFULLY BUSINESSES THAT IT ACQUIRES, THE INCREASING COMPLEXITY OF THE COMPANY'S INFORMATION TECHNOLOGY, THE EFFECT OF THE COMPANY'S ACCOUNTING POLICIES, AND OTHER RISK FACTORS DETAILED IN THE COMPANY'S SEC FILINGS.

FORWARD LOOKING STATEMENT AND INVESTOR NOTICE

THE STATEMENTS IN THIS NEWS RELEASE REGARDING THE EXPECTED DATE OF CLOSING OF THE MERGER, FUTURE FINANCIAL AND OPERATING RESULTS, TARGET GROWTH RATES, BENEFITS OF THE MERGER, TAX AND ACCOUNTING TREATMENT OF THE MERGER, FUTURE OPPORTUNITIES AND ANY OTHER EFFECT, RESULT OR ASPECT OF THE PROPOSED TRANSACTION AND ANY OTHER STATEMENTS, WHICH ARE NOT HISTORICAL FACTS, ARE FORWARD LOOKING STATEMENTS. SUCH STATEMENTS INVOLVE RISKS AND UNCERTAINTIES, INCLUDING, BUT NOT LIMITED TO, COSTS AND DIFFICULTIES RELATED TO THE INTEGRATION OF ACQUIRED BUSINESSES, COSTS, DELAYS, AND ANY OTHER DIFFICULTIES RELATED TO THE MERGER, FAILURE OF THE PARTIES TO SATISFY CLOSING CONDITIONS, RISKS AND EFFECTS OF LEGAL AND ADMINISTRATIVE PROCEEDINGS AND GOVERNMENTAL REGULATION, FUTURE FINANCIAL AND OPERATIONAL RESULTS, COMPETITION, GENERAL ECONOMIC CONDITIONS, ABILITY TO MANAGE AND CONTINUE GROWTH, RISKS OF INTERNATIONAL OPERATIONS AND OTHER FACTORS DETAILED IN EGL'S AND CIRCLE'S FORMS 10-K AND OTHER FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION. SHOULD ONE OR MORE OF THESE RISKS OR UNCERTAINTIES MATERIALIZE, OR SHOULD UNDERLYING ASSUMPTIONS PROVE INCORRECT, ACTUAL OUTCOMES MAY VARY MATERIALLY FROM THOSE INDICATED.

EGL HAS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ("SEC") A REGISTRATION STATEMENT ON FORM S-4. IN THE CONNECTION WITH THE MERGER, EGL AND CIRCLE EXPECT TO MAIL A JOINT PROXY STATEMENT/PROSPECTUS, WHICH WILL BE PART OF THE REGISTRATION STATEMENT, TO SHAREHOLDERS OF EGL AND CIRCLE CONTAINING INFORMATION ABOUT THE MERGER. SHAREHOLDERS OF EGL AND CIRCLE ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENTS WHEN IT IS FILED AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC. THE JOINT PROXY STATEMENT/PROSPECTUS WILL CONTAIN IMPORTANT INFORMATION ABOUT EGL, CIRCLE, THE MERGER, THE PERSONS SOLICITING PROXIES RELATED TO THE MERGER, AND RELATED MATTERS THAT SHOULD BE CONSIDERED BY SHAREHOLDERS BEFORE MAKING ANY DECISION REGARDING THE MERGER AND RELATED TRANSACTIONS. ONCE THEY ARE FILED WITH THE SEC, THE REGISTRATION STATEMENT, JOINT PROXY STATEMENT PROSPECTUS AND OTHER DOCUMENTS WILL BE AVAILABLE FREE OF CHARGE ON THE SEC'S WEB SITE AT http://sec.gov AND FROM THE EGL AND CIRCLE CONTACTS LISTED ABOVE. IN ADDITION TO THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS, EGL AND CIRCLE FILE ANNUAL, QUARTERLY AND SPECIAL REPORTS, PROXY STATEMENTS AND OTHER INFORMATION WITH THE SEC THAT ARE ALSO AVAILABLE FREE OF CHARGE AT THE SEC'S WEB SITE AND FROM EGL AND CIRCLE CONTACTS LISTED ABOVE.

IN ADDITION, THE IDENTITY OF THE PEOPLE WHO, UNDER SEC RULES, MAY BE CONSIDERED "PARTICIPANTS IN THE SOLICITATION" OF EGL SHAREHOLDERS AND CIRCLE SHAREHOLDERS IN CONNECTION WITH THE PROPOSED MERGER, AND ANY DESCRIPTION OF THEIR INTERESTS, IS AVAILABLE IN AN SEC FILING UNDER SCHEDULE 14A MADE BY BOTH EGL AND CIRCLE ON JULY 3, 2000.





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